REINVENTING A CATEGORY

OUR MISSION

- **Build a global brand** that combines the highest quality product available with an aspiration brand that has been embraced by opinion leaders in NYC, San Fran and Paris.

GLOBAL, MACRO TRENDS

- **Draft off of the craft movement** – globally consumers are embracing high quality, unique products with history and integrity – first beer and now spirits

A KNOWN PATH

- **Follow the path of tequila before us** in leading cachaça to a consumer category leveraging the strength of the Brazilian brand and major global events such as the Rio Olympics in 2016.

MASSIVE OPPORTUNITY

- **To revolutionize cachaça**, a $4B global category* – the 3rd most consumed spirit in the world while taking advantage of open space in the competitive landscape.

EXIT OBJECTIVE

- **Become category leader** and seek strategic investment, providing strong returns to our investors

*Extrapolated from Just Drinks 2012

WE WILL REDEFINE A 500 YEAR OLD CATEGORY
Cachaça first distilled – 100 years before rum
1523
Cachaça ban lifted becomes spirit of Brazil
1660's
Industrial Cachaça comes to the US
1984
Leblon launches – venture capital era
2006
Cachaça approved category & Avuá launched
2013
FIFA WORLD CUP Brasil
World Cup takes place in Brazil
2014
Rio2016
Rio Summer Olympics
2016
Source: David Wondrich, Esquire

COMPETITION HAS LEFT OPEN SPACE


CACHAÇA
VELHO BARREIRO
CACHAÇA
PITU

MASS/CHEAP


THE BEST TASTING WHITE CACHAÇA RUM IN THE WORLD.
MADE IN BRAZIL, LIGHTLY AGED IN FRANCE,
FOR THE ULTIMATE CAIPIRINHA
OR TWIST TO TA CLASSIC COCKTAIL.
WWW.LIVELOVELEBLON.COM
LEBLON

FLASHY & MODERN


CACHAÇA
SALINAS
CACHAÇA
BOAZINHA
600 ml

SIMPLE LOCAL BRANDS

OUR PROPOSITION: QUALITY & ASPIRATION





**CATEGORY LEADING
PRODUCT**

**ASPIRATIONAL
BRAND**

UNIQUE, MARKET LEADING PRODUCT

Visited and tasted over 400 cachaças in 2011 when we fell in love with our producer at Da Quinta in Carmo, RJ – a 3-generation family producer led by Katia the master distiller.

- Single estate production
- Hand cut and pressed cane
- Single distillation in an alembic pot still
- Hand bottled and numbered
- Origin and history story associated with the farm and distiller

AN ASPIRATIONAL BRAND IDENTITY

Developed an inspirational brand rooted in 1950's Rio – the start of bossa nova, Copacabana beach, and Pan Am flights to Brasil.

BOSSA NOVA

UNIQUE BOTTLE INSPIRED BY OSCAR NIEMEYER

OUR STRATEGY: OWN THE BARTENDER

We have changed the way influential American and European drinkers think of the native spirit of Brazil, inspiring innovative cocktails at some of the best bars in the world well beyond the caipirinha

OUR MARKETING PILLARS



TRADE
EDUCATION





THE WALL STREET JOURNAL
WSJ
Brazilian Contender Aims for Top Shelf of Spirits
THE WEEKEND SIP
Cachaca: South American 'Moonshine' the Next Big Spirit?
Drinking
CACHAÇA PLUS AGE

PRESS



KEY
PARTNERSHIPS

PRICING & PROFITABILITY

$16	$25	$30	$45	$50	$80

Blended 55% Gross Margin

OBRIGADO